Exhibit 99.1

SODASTREAM REPORTS FOURTH QUARTER FISCAL 2015 RESULTS

AIRPORT CITY, Israel - February 18, 2016 - SodaStream International Ltd. (NASDAQ: SODA), the leading manufacturer of home beverage carbonation systems, announced today its results for the three months and year ended December 31, 2015.

For the fourth quarter ended December 31, 2015, on an Adjusted basis (including comparative figures) *

•	Revenue was $112.9 million compared to $126.5 million in the fourth quarter 2014; Revenue on a constant currency basis was $124.4 million
•	Adjusted operating income was $6.2 million compared to $8.1 million in the fourth quarter 2014; Adjusted operating income on a constant currency basis was $11.5 million
•	Adjusted operating income excluding shares-based payment and on a constant currency basis increased 176% to $14.2 million compared to $5.1 million in the fourth quarter 2014
•	Adjusted EBITDA was $10.5 million compared to $16.4 million in the fourth quarter 2014; Adjusted EBITDA on a constant currency basis was $15.9 million
•	Adjusted net income was $5.0 million compared to $7.5 million in the fourth quarter 2014
•	Adjusted diluted earnings per share were $0.24 compared to $0.35 in the fourth quarter 2014

*Adjusted revenue, Adjusted operating income, Adjusted net income and Adjusted diluted earnings per share are non-IFRS financial measures that eliminate the effect of restructuring costs, which include $2.2 million of pre-tax charges incurred as part of the company’s restructuring and growth plan announced on October 29, 2014. These charges represent the final restructuring costs incurred in connection with this plan and were related primarily to activities associated with the transition to the new Lehavim plant in southern Israel which increased cost of revenue. Adjusted EBITDA represents earnings before financial expense (income), income tax, depreciation and amortization, and further eliminates the effect of restructuring costs. Reconciliations of the non-IFRS measures included in this press release to the IFRS results are included at the end of this press release.

Daniel Birnbaum, Chief Executive Officer of SodaStream, commented, “The past year was a period of significant change as we sought to set the company on a course for renewed growth moving forward. We began repositioning SodaStream as a healthy water brand and launched our new portfolio of enhanced better-for-you flavors, completed the consolidation of our manufacturing base in our new state-of-the-art plant in Lehavim, and reconfigured our regional management structure including new leadership in key markets. During the fourth quarter, we began to witness the benefits of our efforts to create a stronger, more efficient organization and capture the market opportunity as consumers rapidly shift from sugared soft drinks to healthier water-based products. Fourth quarter sales were up sequentially and roughly flat year-over-year on a constant currency basis, while operating income was ahead of plan as we meaningfully leveraged selling and marketing expenses. There is still work ahead of us in order to position the company for consistent profitable growth, but I am confident that our recent actions have us heading in the right direction and will create value for shareholders over the long-term.”

Fourth Quarter 2015 Financial Review

(The financial review relates to the Non-IFRS Consolidated Statements of Operations. All U.S. dollar values are in accordance with IFRS unless stated otherwise.)

Geographical Revenue Breakdown Revenue	Three Months Ended
	December 31, 2014	December 31, 2015	(Decrease)	(Decrease)
	In Millions USD			%
Western Europe	$66.9	$63.2	$(3.7)	(5.4)%
The Americas	37.2	30.0	(7.2)	(19.3)%
Asia-Pacific	16.4	13.7	(2.7)	(16.8)%
Central & Eastern Europe, Middle East, Africa	6.0	6.0	(0.0)	(0.5)%
Total	$126.5	$112.9	$(13.6)	(10.7)%

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Geographical Revenue Breakdown - constant currency basis Revenue	Three Months Ended
	December 31, 2014	December 31, 2015 - at Q4-2014 average rates	Increase (Decrease)	Increase (Decrease)
	In Millions USD			%
Western Europe	$66.9	$71.0	$4.1	6.1%
The Americas	37.2	31.4	(5.8)	(15.6)%
Asia-Pacific	16.4	15.6	(0.8)	(4.9)%
Central & Eastern Europe, Middle East, Africa	6.0	6.4	0.4	6.7%
Total	$126.5	$124.4	$(2.1)	(1.7)%

Product Segment Revenue Breakdown	Three Months Ended
	December 31, 2014	December 31, 2015	(decrease)	(decrease)
	In millions USD			%
Sparkling Water Maker Starter Kits	$53.1	$41.5	$(11.6)	(22)%
Consumables	72.5	70.5	(2.0)	(3)%
Other	0.9	0.9	(0.0)	(1)%
Total	$126.5	$112.9	$(13.6)	(11)%

Product Segment Unit Breakdown	Three Months Ended
	December 31, 2014	December 31, 2015	Increase (decrease)	Increase (decrease)
	In thousands			%
Sparkling Water Maker Starter Kits	1,018	769	(249)	(24)%
CO2 Refills	6,289	6,749	460	7%
Flavors	6,054	5,573	(481)	(8)%

The decrease in revenue compared to the fourth quarter 2014 was mainly due to changes in foreign currency exchange rates, which reduced revenue by $11.5 million. Since the same period a year ago, several foreign currencies have weakened compared to the U.S. dollar, including the Euro by 12%, the Australian dollar by 16% and the Canadian dollar by 14%.

Gross margin (before the impact of restructuring costs) was 48.0% compared to 50.4% for the same period in 2014. Fourth quarter 2015 gross margin was negatively impacted by changes in foreign currency exchange rates compared to the same period last year, partially offset by higher share of CO2 refills in the product mix.

Sales and marketing expenses were $35.0 million, or 31.0% of revenue, compared to $42.9 million, or 33.9% for the fourth quarter 2014. The decrease was primarily attributable to lower advertising and promotion expenses, which decreased $5.5 million to 11.7% of revenue from 14.9% of revenue in the same period in 2014, and lower distribution costs driven by lower sales volume. Sales and marketing expenses also decreased compared to the same period last year due to changes in foreign currency rates, mainly the weakening of the Euro and the Australian dollar.

General and administrative expenses were $12.4 million, or 11.0% of revenue, compared to $9.4 million, or 7.5% of revenue, in the fourth quarter 2014. The increase was mainly due to $2.1 million of share-based payment expenses related to the stock options granted to our Chief Executive Officer in December 2015 and a reversal of share-based payment expenses in the fourth quarter 2014.

Operating income (before the impact of restructuring costs) was $6.2 million, or 5.4% of revenue, compared to $8.1 million, or 6.4% of revenue, in the fourth quarter 2014. The decrease in operating income was driven primarily by the negative impact on revenue from changes in foreign currency exchange rates and the increase in share-based payments, partially offset by lower operating expenses, mainly due to a reduction in sales and marketing expenses and a reduction in expenses deriving from impairment of intangible assets.

The net negative impact on Adjusted operating income from changes in foreign currency exchange rates in comparison with the same period in 2014 was approximately $5.4 million. Adjusted operating income on a constant currency basis and excluding share-based payments increased 176% to $14.2 million from $5.1 million in the fourth quarter 2014.

Net financial expense was $0.3 million compared to net financial income of $0.5 million in the same period in 2014. Financial expense in the fourth quarter 2015 was mainly due to an increase in hedging expenses.

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Tax expense was $0.8 million with an effective tax rate of 14.5% on a Non-IFRS basis, excluding the impact of restructuring, compared to $1.2 million with an effective tax rate of 13.8% in the fourth quarter 2014. The increase in the effective tax rate is due to the geographical allocation of profit before income tax.

Balance Sheet Review

Cash and cash equivalents at December 31, 2015 were $34.5 million compared to $46.9 million at December 31, 2014. The decrease is mainly due to investments in the new plant and repayment of bank debt, partially offset by cash generated from operations.

The company generated positive free cash flow, defined as cash flow from operating activities less cash flow for investment activities, of $1.5 million compared to negative free cash flow of $2.4 million in the fourth quarter 2014.

The company had $36.8 million of bank debt at December 31, 2015 mainly for financing the investment in its new production facility, compared to $43.9 million of bank debt at December 31, 2014.

Working capital at December 31, 2015 decreased by 11.4% to $140.7 million compared to $158.8 million at December 31, 2014 largely due to rationalization of inventory and the impact of the restructuring. Inventories at December 31, 2015 decreased by 18.4% to $113.0 million compared to $138.4 million at December 31, 2014.

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been furnished as Exhibits 99.2 and 99.3 to the Form 6-K furnished to the Securities and Exchange Commission and will be posted on the company’s website, http://sodastream.investorroom.com.

The company has scheduled a conference call for 8:30 a.m. Eastern Standard Time (U.S. time) today (Thursday, February 18, 2016) to review the company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream is the world's leading manufacturer and distributor of Sparkling Water Makers, which enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water more exciting and fun to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. The products promote health and wellness, are environmentally friendly, cost effective, and are customizable and fun to use. Products are available at more than 70,000 retail stores across 45 countries, including approximately 13,000 retail stores in the United States. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted revenue, Adjusted operating income, Adjusted net income, Adjusted EBITDA, and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted EBITDA represents earnings before financial expense (income), income tax, depreciation and amortization, and further eliminates the effect of restructuring costs. Adjusted revenue, Adjusted operating income, Adjusted net income and Adjusted diluted EPS eliminate the effect of restructuring costs.

The company believes that the Adjusted revenue, Adjusted operating income, Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, as described above, should be considered in evaluating the company’s performance. Adjusted revenue, Adjusted operating income, Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS exclude restructuring costs because most of this charge is a non-cash expense that does not reflect the performance of the company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS and should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results.

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Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2014 and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

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Consolidated Statements of Operations In thousands (other than per share amounts)

	For the year ended		For the three months ended
	December 31,		December 31,
	2014	2015	2014	2015
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$511,774	$413,135	$126,526	$112,942
Cost of revenues	258,686	216,364	71,018	60,909

Gross profit	253,088	196,771	55,508	52,033

Operating expenses

Sales and marketing	177,668	138,641	42,945	35,031
General and administrative	49,795	47,258	9,437	12,389
Other expenses	10,654	631	10,654	631

Total operating expenses	238,117	186,530	63,036	48,051

Operating income (loss)	14,971	10,241	(7,528)	3,982

Interest expense (income), net	401	350	(151)	286
Other financial expenses (income), net	(1,593)	(5,192)	(383)	20

Total financial expenses (income), net	(1,192)	(4,842)	(534)	306

Income (loss) before income taxes	16,163	15,083	(6,994)	3,676

Income tax expense	3,868	3,006	1,196	848

Net income (loss) for the period	$12,295	$12,077	$(8,190)	$2,828

Net income (loss) per share
Basic	$0.59	$0.57	$(0.39)	$0.13
Diluted	$0.58	$0.57	$(0.39)	$0.13

Weighted average number of shares
Basic	20,968	21,037	21,007	21,064
Diluted	21,251	21,117	21,076	21,151

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Consolidated Balance Sheets as of

	December 31,	December 31,
	2014	2015
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$46,880	$34,534
Inventories	138,392	112,973
Trade receivables	94,217	76,566
Other receivables	34,789	29,099
Derivative financial instruments	1,035	631
Total current assets	315,313	253,803

Property, plant and equipment	124,817	155,294
Intangible assets	44,389	42,095
Deferred tax assets	2,506	1,106
Other receivables	273	431
Total non-current assets	171,985	198,926

Total assets	487,298	452,729

Liabilities
Loans and borrowings	9,239	11,917
Derivative financial instruments	491	-
Trade payables	79,966	50,549
Income tax payable	11,740	7,505
Provisions	2,469	2,407
Other current liabilities	14,927	18,118
Total current liabilities	118,832	90,496

Loans and borrowings	34,645	24,905
Employee benefits	2,174	2,152
Other non-current liabilities	122	156
Deferred tax liabilities	750	832
Total non-current liabilities	37,691	28,045

Total liabilities	156,523	118,541

Shareholders’ equity
Share capital	3,400	3,414
Share premium	198,918	205,527
Translation reserve	(14,908)	(29,993)
Retained earnings	143,365	155,240
Total shareholders’ equity	330,775	334,188

Total liabilities and shareholders’ equity	$487,298	$452,729

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Consolidated Statements of Cash Flows
	For the year ended		For the three months ended
	December 31,		December 31,
	2014	2015	2014	2015
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss) for the period	$12,295	$12,077	$(8,190)	$2,828

Adjustments:
Amortization of intangible assets	2,948	3,710	906	945
Change in fair value of derivative financial instruments	(906)	(2,678)	418	362
Exchange rate differences on short-term loans and borrowing	-	(1,386)	-	-
Exchange rate differences on long-term loans and borrowing	(2,986)	(3,675)	(1,956)	(805)
Depreciation of property, plant and equipment	14,099	13,233	4,014	3,411
Restructuring costs	15,649	6,930	15,649	394
Impairment of goodwill and other intangible assets	3,312	631	3,312	631
Share-based payments	3,760	6,471	(2,972)	2,706
Interest expense (income), net	401	350	(151)	286
Income tax expense	3,868	3,006	1,196	848
	52,440	38,669	12,226	11,606
Decrease (increase) in inventories	(12,658)	19,860	2,946	9,743
Decrease (increase) trade and other receivables	21,471	12,211	(1,954)	(5,162)
Decrease in trade payables and other liabilities	(22,054)	(24,680)	(4,106)	(3,637)
Increase (decrease) in employee benefits	49	(89)	119	(48)
Increase (decrease) in provisions	855	(62)	462	(215)
	40,103	45,909	9,693	12,287
Interest paid	(438)	(479)	(145)	(297)
Income tax received	956	565	241	16
Income tax paid	(5,036)	(5,987)	(675)	(479)
Net cash from operating activities	35,585	40,008	9,114	11,527

Cash flows from investing activities
Interest received	87	129	45	11
Proceeds from investment grants	-	2,252	-	-
Proceeds from derivative financial instruments, net	797	2,591	1,324	20
Acquisition of property, plant and equipment	(55,174)	(49,466)	(11,208)	(8,673)
Acquisition of intangible assets	(5,684)	(4,236)	(1,630)	(1,411)
Net cash used in investing activities	(59,974)	(48,730)	(11,469)	(10,053)

Cash flows from financing activities
Proceeds from exercise of employee share options	860	153	40	-
Receipts of long-term loans and borrowings	49,253	10,000	19,043	10,000
Repayments of long-term loans and borrowings	(2,383)	(16,248)	(2,383)	(2,222)
Change in short-term debt	(15,452)	4,247	(6,622)	(17,766)
Net cash from (used in) financing activities	32,278	(1,848)	10,078	(9,988)

Net increase (decrease) in cash and cash equivalents	7,889	(10,570)	7,723	(8,514)
Cash and cash equivalents at the beginning of the period	40,885	46,880	39,901	43,480
Effect of exchange rates fluctuations on cash and cash equivalents	(1,894)	(1,776)	(744)	(432)

Cash and cash equivalents at the end of the period	$46,880	$34,534	$46,880	$34,534

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Information about Adjusted revenue in reportable segments

	Western Europe	The Americas	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Year ended:
December 31, 2014 (Audited)	$281,690	142,301	53,837	33,946	$511,774
December 31, 2015 (Unaudited)	251,496	102,104	40,711	21,644	$415,955

Three months ended:
December 31, 2014 (Unaudited)	$66,885	37,160	16,441	6,040	$126,526
December 31, 2015 (Unaudited)	$63,258	30,006	13,671	6,007	$112,942

The following tables present the company’s Adjusted revenue, by product type for the periods presented, as well as such revenue by product type as a percentage of total Adjusted revenue:

	Year ended		Three months ended
	December 31,		December 31,
	2014	2015	2014	2015
	(Audited) (Unaudited)		(Unaudited)
	Revenue
	(in thousands)

Sparkling Water Maker starter kits (including exchange cylinders)	$172,614	$133,033	$53,080	$41,534
Consumables	327,400	275,645	72,565	70,512
Other	11,760	7,277	881	896
Total	$511,774	$415,955	$126,526	$112,942

	Year ended		Three months ended
	December 31,		December 31,
	2014	2015	2014	2015
	(Audited)	(Unaudited)	(Unaudited)
	As a percentage of revenue

Sparkling Water Maker starter kits (including exchange cylinders)	33.7%	32.0%	42.0%	36.8%
Consumables	64.0%	66.3%	57.4%	62.4%
Other	2.3%	1.7%	0.6%	0.8%
Total	100.0%	100.0%	100.0%	100.0%

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The following table provides a reconciliation of Non-IFRS to IFRS financial data for the three months ended December 31, 2015:

	Non-IFRS	Restructuring		IFRS
	In Thousands USD
Revenue	$112,942	$		$112,942
Cost of revenue	58,738		(2,171)	60,909
Gross profit	54,204		2,171	52,033
Operating income	6,153		2,171	3,982
Net income for the period	$4,999		$2,171	$2,828
Net income per share
Basic and diluted (in USD)	0.24		0.11	0.13

The following table provides a reconciliation of Non-IFRS to IFRS financial data for the year ended December 31, 2015:

	Non-IFRS	Restructuring	IFRS
	In Thousands USD
Revenue	$415,955	$2,820	$413,135
Cost of revenue	209,666	(6,698)	216,364
Gross profit	206,289	9,518	196,771
Operating income	19,759	9,518	10,241
Net income for the period	$21,595	$9,518	$12,077
Net income per share diluted (in USD)	1.02	0.45	0.57

EBITDA
	Year ended		Three months ended
	December 31,		December 31,
	2014	2015	2014	2015
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA
Net income	$12,295	$12,077	$(8,190)	$2,828
Financial expense (income), net (*)	(1,192)	(4,842)	(534)	306
Income tax expense	3,868	3,006	1,196	848
Depreciation and amortization	17,047	16,943	4,920	4,356
EBITDA	$32,018	$27,184	$(2,608)	$8,338
Restructuring	15,649	9,518	15,649	2,171
Impairment of goodwill	3,312	-	3,312	-
Adjusted EBITDA	50,979	36,702	16,353	10,509

(*)	Starting in Q1 2015, the company presents EBITDA excluding total financial expense (income), net, as compared to 2014, in which EBITDA was presented excluding only interest expense. The three months ended December 31, 2014 and the year ended December 31, 2014 EBITDA were also Adjusted to exclude the total financial expense.

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